# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: RYOJBABA CO., LTD., CIK 0002012600
CUSIP: J65729105
Title of class of securities: Common Share, no par value per share
Address of issuer's principal executive offices: 4-3-1, Ohashi, Minami-Ku, Fukuoka-Shi, Fukuoka, Japan (M0), 815-0033
Date of event which requires filing of this statement: 08/13/2025
Filed by CIK 0002005225
Persons authorized to receive notices and communications: Craig David Linder, 1700 Palm Beach Lakes Blvd,, Suite 820, West Palm Beach, Florida (FL), 33401, (954) 549-7270; Satoshi Saito, 4-3-1, Ohashi, Minami-Ku,, Fukuoka-Shi, Fukuoka, Japan (M0), 815-0033, 81 (92) 553-0344

## Reporting persons
- Satoshi Saito (CIK 0002005225): type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); source of funds: personal funds (PF); sole voting power 640,000; shared voting power 0; sole dispositive power 640,000; shared dispositive power 0; aggregate amount beneficially owned 640,000 (5.69% of the class)
  Comment: As to Items 7, 9, and 11 immediately above, the shares beneficially owned represent 640,000 common shares of Issuer directly beneficially owned by Satoshi Saito, the Issuer's Chief Financial Officer and member of the Board of Directors. As to Item 13 immediately above, the percentage is based on 11,250,000 common shares issued and outstanding as disclosed in the Issuer's Final Prospectus filed pursuant to Rule 424(b)(4) filed with the U.S. Securities and Exchange Commission (the "SEC") on August 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Share, no par value per share
Name of issuer: RYOJBABA CO., LTD.
Address of issuer's principal executive offices: 4-3-1, Ohashi, Minami-Ku, Fukuoka-Shi, Fukuoka, Japan (M0), 815-0033
Comment: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Satoshi Saito (the "Reporting Person").
Residence or business address: Satoshi Saito: 4-3-1, Ohashi, Minami-Ku, Fukuoka-Shi, Fukuoka, M0 815-0033, Japan.
Present principal occupation or employment: Mr. Saito is the Chief Financial Officer and member of the Board of Directors of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: Mr. Saito is a citizen of Japan.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 23, 2021, Masataka Sakai transferred 640 common shares of Sakai Seikotsuin Co., Ltd. (which was renamed rYojbaba Co., Ltd.) to Satoshi Saito for consideration of JPY640 (US$5.64, which is based on a conversion rate of US$1.00 to JPY113.54 on Friday, October 22, 2021). The funds used by Mr. Saito to purchase the common shares from Masataka Sakai on October 23, 2021 were from Mr. Saito's personal funds. On October 15, 2024, the Issuer effected a 1,000-for-1 share split of its issued and outstanding common shares. In connection with the share split, the number of common shares held by Mr. Saito increased from 640 to 640,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person owns 640,000 common shares of Issuer, representing 640,000 common shares of Issuer directly beneficially owned by Satoshi Saito. As a substantial owner of shares in the Issuer and a director and officer of the Issuer, Mr. Saito may have influence over the corporate activities of the Issuer; including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the Lock-up Agreement (as defined below), the provisions of the Articles of Incorporation and the Issuer's insider trading policies, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Board and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or the relevant parties to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that may result in the delisting or deregistration of the common shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

The Reporting Person from time to time intends to review his investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's common shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the common shares or otherwise, he may acquire common shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determines to dispose of some or all of the common shares currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer's capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The following disclosure is based on 11,250,000 common shares issued and outstanding of the Issuer. As of the date of this Schedule 13D, Mr. Saito may be deemed to be the beneficial owner of 640,000 common shares, representing approximately 5.69% of the issued and outstanding common shares of the Issuer. This represents 640,000 common shares of Issuer directly beneficially owned by Mr. Saito.
Number of shares as to which each person has sole or shared power to vote or dispose: See item 5(a) immediately above.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 3, the Reporting Person has not effectuated any transactions during the past 60 days in any common shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The relationships of the Reporting Person described in Items 2 and 5 above are incorporated herein by reference.

Lock-up Agreement

The Reporting Person entered into a lock-up agreement (the "Lock-Up Agreement") with certain underwriters as described in that certain Pre-Effective Amendment No. 9 to Registration Statement on Form F-1 as filed by the Issuer with the SEC (File No. 333- 281225) declared effective on July 31, 2025. The form of Lock-Up Agreement is attached as Exhibit B to Exhibit 10.1 (Underwriting Agreement) to the Form 6-K as filed by the Issuer with the SEC on August 15, 2025.

Pursuant to the terms of the form of Lock-Up Agreement, the Reporting Person agreed that, for a period ending 12 months after the date on which the trading of the common shares on the Nasdaq Capital Market commenced, they will not, without the prior written consent of such underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any securities of the Company (collectively, the "Lock-Up Securities") or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing; and (2) enter into any swap or other arrangement that transfers any of the economic consequences of ownership of the Lock-Up Securities.

Notwithstanding the foregoing, the Reporting Person may transfer the Lock-Up Securities without the prior written consent of the underwriters as follows, provided that (1) the underwriters receive a signed lock-up agreement for the balance of the Lock-Up Period from each donee, trustee or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) such transfers are not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise and (4) the Reporting Person does not otherwise voluntarily effect any public filing or report regarding such transfers: (i) as a bona fide gift or gifts (including but not limited to charitable gifts); (ii) to any member of the immediate family of the Reporting Person or to a trust or other entity for the direct or indirect benefit of, or wholly-owned by, the Reporting Person or the immediate family of the Reporting Person (for purposes of this lock-up agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); or (iii) if the Reporting Person is a corporation, partnership, limited liability company, trust or other business entity (1) transfers to another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the Reporting Person or (2) distributions of common shares or any security convertible into or exercisable for common shares to limited partners, limited liability company members or stockholders of the Reporting Person; or (iv) if the Reporting Person is a trust, transfers to the beneficiary of such trust; or (v) by will, other testamentary document or intestate succession; or (vi) by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement. Furthermore, no provision in Lock-Up Agreement shall be deemed to restrict or prohibit (1) transactions relating to securities purchased in the Public Offering or acquired in open market transactions after the completion of Public Offering; and (2) the exercise or exchange by the Reporting Person of any option or warrant to acquire any common shares or options to purchase common shares, in each case for cash or on a "cashless" or "net exercise" basis, pursuant to any share option, share bonus or other share plan or arrangement; provided, however, that the underlying common shares shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement. The foregoing description of the form of Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, the form of which is attached as Exhibit 10.1 to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 10.1 Form of Lock-up Agreement by certain rYojbaba stockholders

## Signatures
- Satoshi Saito: /s/ Satoshi Saito, Satoshi Saito (08/20/2025)